Exhibit 99.1

Aegean Marine Petroleum Network Announces
Key Leadership Changes

NEW YORK, September 27, 2018 - Aegean Marine Petroleum Network Inc. (NYSE:ANW) ("Aegean" or the "Company") today announced that President Jonathan McIlroy will leave the Company, effective November 15, 2018.  On August 9, 2018, the Company announced the appointment of Kostas Polydakis to the position of Chief Operating Officer, as well as his qualifications and experience.  Mr. Polydakis is serving on the Company's Management Committee, along with the Company's Chief Financial Officer, and the Company's Global Director of Supply and Trading.  Effective November 15, 2018, Mr. Polydakis will assume Mr. McIlroy's remaining duties, and will continue to serve on the Management Committee.

Aegean also announced today that David Gallagher has been appointed to the Company's Board of Directors, consistent with the terms of the Company's previously-announced agreements with Mercuria Energy Group ("Mercuria").  Mr. Gallagher is Global Head of Structuring and Origination at Mercuria.

"I want to express my thanks to Jonathan McIlroy for his service as President of AMPNI," said Donald Moore, Chairman of the Board of AMPNI.  "I am delighted that Kostas Polydakis is taking on additional responsibilities at AMPNI.  He has already distinguished himself in the role of Chief Operating Officer, and I am confident that he will continue working tirelessly to shape and execute the Company's strategy.  I am likewise pleased to welcome David Gallagher to AMPNI's Board, and I look forward to the key role he will play in helping to oversee the Company's long-term growth strategy."

About Kostas Polydakis

Kostas Polydakis has more than 20 years of experience in the shipping industry, including nearly 12 years at Aegean.  Prior to his appointment as the Company's COO, he served as Managing Director of Shipping, a role in which he oversaw the creation of the Company's shipping division, growing it to a fleet of 50 tankers.

In his previous positions at Aegean as Technical Manager and Deputy General Manager of the Bunkering Services division from 2006 to 2017, Mr. Polydakis was responsible for the performance and day-to-day operations of all division departments.  He also completed over 40 sale and purchase transactions and multiple new building projects, in addition to successfully reducing fleet operating expenses.

About David Gallagher

David Gallagher is Global Head of Structuring and Origination at Mercuria Energy Group.  Prior to joining Mercuria in 2016, he was Global Head of Commodities Structuring and EMEA Head of Corporate Originations at Goldman Sachs.

About Aegean Marine Petroleum Network Inc.

Aegean Marine Petroleum Network Inc. is an international marine fuel logistics company that markets and physically supplies refined marine fuel and lubricants to ships in port and at sea.  The Company procures product from various sources (such as refineries, oil producers, and traders) and resells it to a diverse group of customers across all major commercial shipping sectors and leading cruise lines.  Currently, Aegean has a global presence in more than 30 markets and a team of professionals ready to serve its customers wherever they are around the globe.  For additional information please visit: www.ampni.com.

Cautionary Statement Regarding Forward-Looking Statements

This release contains "forward-looking" statements that are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995.  Statements that are predictive in nature, that depend upon or refer to future events or conditions, or that include words such as "expects," "anticipates," "intends," "plans," "believes," "estimates," "will," and similar expressions are forward-looking statements.  Forward-looking statements involve known and unknown risks and uncertainties that may cause actual future results to differ materially from those projected or contemplated in the forward-looking statements. Given the risks and uncertainties inherent in forward-looking statements, you are cautioned not to place undue reliance on any of our forward-looking statements.  Forward‑looking statements speak only as of the date on which the statements are made. Aegean undertakes no duty, and expressly disclaims any obligation, to update these forward-looking statements to reflect any future events, developments or otherwise.

AEGEAN INVESTORS:
Aegean Marine Petroleum Network Inc.
+1-212-430-1098
investor@ampni.com

or

AEGEAN MEDIA:
Gagnier Communications
Dan Gagnier
+1-646-569-5897
dg@gagnierfc.com